Room 4561

January 18, 2008

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007
Definitive Proxy Statement on Schedule 14A
Filed September 26, 2007
File No. 001-05397

Dear Mr. Reidy:

　　We have reviewed your response to our letter dated November 30, 2007 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 13. Funds Held for Clients and Client Fund Obligations, page 59

1. We note from your response to prior comment 4 that you believe funds held for clients and client funds obligations should be excluded from current assets and current liabilities on your consolidated balance sheets. Please be advised that the staff is still considering this matter and the following information will assist us in this process:

    - Please clarify the nature, terms and features of any agreements that control the custody and use of impounded funds held for clients. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.

- Please clarify the terms and conditions associated with your client fund obligations. Your response should address how this is an obligation of the company versus an obligation of your clients. Explain the impact to the company in the event you fail to perform. As an example, if you fail to make payroll or tax payments would you be obligated to refund or pay out those funds to your client, the client employees or tax authorities.

- Please explain what authoritative accounting literature supports your balance sheet presentation and classification of "funds held for clients" and "client fund obligations" within a classified balance sheet.

- Please tell us whether your auditors have consulted with their national practice group regarding the balance sheet classification and related disclosures, and if not, please consider requesting the engagement team to do so.

Note 18. Staff Accounting Bulletin No. 108, page 72

2. We note from your response to prior comment 5 that additional disclosure would not be meaningful. Since these adjustments are included in the cumulative effect adjustment of SAB 108, it is presumed that one or more of these errors were material after applying the provisions of SAB 108. Your discussion of the impact of the adoption of SAB 108 should describe the nature of each individual error being corrected and how each error being corrected arose as noted in Question 3 of SAB 108. Simply stating that certain items were overstated or understated does not appear to provide meaningful disclosure of the nature of such errors.

Item 9A. Controls and Procedures, page 76

Management's Evaluation of Disclosure Controls and Procedures, page 76

3. Refer to your response to prior comment 6. Please note that the proposed disclosure that you have provided in Appendix D does not indicate that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please advise.

Christopher R. Reidy
Automatic Data Processing, Inc.
January 18, 2008
Page 3

Definitive Proxy Statement on Schedule 14A

General

4. Refer to your response to prior comment 8. Notwithstanding the fact that you had no reportable transactions under Item 404 of Regulation S-K, please provide the disclosure required by subparagraph (b) of Item 404 or an appropriate statement that indicates that you have no disclosure to provide pursuant to the subparagraph. See Exchange Act Rule 12b-13.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jay Ingram, Staff Attorney, at (202) 551-3730 or Barbara Jacobs, the Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief